UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LION COPPER AND GOLD CORP.

(Exact name of registrant as specified in its charter)

000-55139

(Commission File Number)

British Columbia, Canada	98-1664106
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

143 S Nevada St., Yerington, NV 89447

(Address of principal executive offices)  (Zip Code)

1-775-463-9600

Issuer's telephone number

                                                                N/A

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The Issuer has attached as an exhibit to this Form SD the specified payment disclosure required by Section 13(q) (15 U.S.C. 78m(q)) ("Section 13(q)"). The Issuer is subject to the Canadian Extractive Sector Transparency Measures Act ("ESTMA"), pursuant to which it is required to file a report. The Securities Exchange Commission has determined that reports filed pursuant to ESTMA satisfy the transparency objectives of Section 13(q). The Issuer is relying on the alternative reporting provision of Section 13(q) and furnishes as an exhibit to this Form SD the Issuer's ESTMA report for the fiscal year ended December 31, 2024. The ESTMA report is also available on the Issuer's website at lioncg.com.

Section 3 - Exhibits

Item 3.01 Exhibits

2.01	Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lion Copper and Gold Corp.
Date:	September 22, 2025	(Registrant)

/s/ Lei Wang
Lei Wang Chief Financial Officer